Annual General Shareholders’ Meeting of ECOPETROL S.A.

The Chief Executive Officer of Ecopetrol S.A. hereby calls on Shareholders to attend the Annual General Shareholders’ Meeting to be held on Thursday, March 21, 2013, starting at 9 a.m., at the International Center of Business and Exhibitions (Centro Internacional de Negocios y Exposiciones, Corferias), located on Carrera 37 No. 24 – 67, Bogota, Colombia.

The agenda for the meeting will be:

1.	Safety guidelines
2.	Quorum Verification
3.	Opening by the Chief Executive Officer
4.	Approval of the Agenda
5.	Appointment of the Meeting’s President
6.	Appointment of the Commission in charge of scrutinizing elections and polling
7.	Appointment of the Commission in charge of reviewing and approving the minutes of the meeting
8.	Presentation of the report concerning the Board of Directors’ activities, the Board’s evaluation of the Chief Executive Officer’s performance, as well as the company’s compliance with the corporate governance code
9.	Presentation of 2012 integrated sustainable performance report by the Board of Directors and by the Chief Executive Officer of ECOPETROL S.A.
10.	Report by the Minority Shareholders Representative
11.	Review and consideration of ECOPETROL S.A.’s financial statements and consolidated financial statements as of December 31, 2012
12.	Review of the External Auditor’s Report
13.	Approval of reports presented by the Management, and the External Auditor and approval of Financial Statements
14.	Approval of proposal for dividend distribution
15.	Election of the External Auditor and assignment of remuneration
16.	Election of the Board of Directors and assignment of remuneration
17.	Approval of Amendments of ECOPETROL S.A.´s Bylaws
18.	Propositions and miscellaneous

As from February 28, 2012 shareholders will exercise the right to inspect the books and documents that the Colombian Commercial Code refers to. This information may be consulted at the Company’s main offices (Calle 37 No. 8-43 Bogota, Colombia), in a time schedule from 7:30 a.m. to 4:00 p.m. The integrated sustainable performance report may be consulted on Ecopetrol Web site.

The résumés of candidates for the Board of Directors and for the External Auditor are available to the shareholders on Ecopetrol Web site.

Shareholders that may not attend the Shareholders´ Meeting may be represented through a proxy, granted in writing, which gathers the requisites established in Colombian Commercial Law. Shareholders may download from the Web site the proxy models that may be used.

Except for the cases of legal representation, managers and employees of Ecopetrol S.A. shall not represent shares other than their own, while in exercise of their posts, or substitute the powers of attorney conferred to them. Neither shall they be able to vote on the year-end financial statements.

In all events, shareholders representation shall strictly comply with the rules established under Colombian Securities Law and Regulations, regarding illegal, unauthorized and unsafe practices of the issuers of securities.

JAVIER G. GUTIERREZ PEMBERTHY

Chief Executive Officer

The meeting will be broadcasted live on local TV (Canal Institucional) and on Ecopetrol Web site.

RECOMMENDATIONS

• Have your identity document at hand, and if you are representing other shares, the respective proxy.

• In order to avoid the crowd and possible congestions, the doors of Corferias and the registration spots will be opened from 7 a.m. onwards.

• Entry of accompanying persons will be allowed only for physically handicapped Shareholders, elder adults and under aged.

• A kit will be provided to each attending Shareholder.

For further information contact:

Shareholders’ Call Office

Calle 81 No. 19A-18, Edificio Country, Piso 2

Phone: Bogota: 307 70 75; rest of the country: 01 8000 113434

E-mail: accionistas@ecopetrol.com.co

www.ecopetrol.com.co

Ecopetrol, Energy for the Future